Exhibit 2.1

Agreement of Merger

AGREEMENT OF MERGER, dated as of ________________, 2008, by and among VCG Holding Corp., a Colorado corporation (“Parent”), “VCG-BD LLC”, a Texas limited liability company and a wholly-owned subsidiary of Parent (“Sub”), and “TTNA, Inc.”, a Texas corporation (“Target”) (Sub and Target being hereinafter collectively referred to as the “Constituent Companies”), and Duncan Burch (“Controlling Shareholder”).

RECITALS

A. Prior to the execution of this Merger Agreement, Parent, Sub and Target have entered into an Agreement and Plan of Reorganization dated as of _______________, 2008 (the Agreement and Plan of Reorganization”) providing for certain representations, warranties, and agreements in connection with the transaction contemplated.

B. The Boards of Directors and/or the Member of Parent, Sub and Target have approved the acquisition of Target by Parent.

C. The Boards of Directors of Parent, Sub and Target have approved the merger of Target into Sub (the “Merger”) upon the terms and subject to the conditions set forth herein and in the Agreement and Plan of Reorganization.

D. For federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

AGREEMENT

Therefore, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. (a) At the Effective Time (as defined in Section 1.2) and subject to the terms and conditions of this Agreement and the Agreement and Plan of Reorganization, Target shall be merged into Sub and the separate existence of Target shall thereupon cease, in accordance with the applicable provisions of the Texas Business Corporation Act of the State of Texas (the “TBCA”).

(b) Sub will be the Surviving Entity in the Merger (sometimes referred to herein as the “Surviving Entity”) and will continue to be governed by the laws of the State of Texas, and the separate corporate existence of Sub and all of its rights, privileges, immunities and franchises, public or private, and all its duties and liabilities as a limited liability company organized under the TBCA, will continue unaffected by the Merger.

(c) The Merger will have the effects specified by the TBCA.

1.2 Effective Time. As soon as practicable following fulfillment or waiver of the conditions specified in Article VIII of the Agreement and Plan of Reorganization and provided that this Agreement has not been terminated or abandoned pursuant to Article IV hereof, the Constituent Companies will cause a Certificate of Merger (the “Certificate of Merger”) to be filed with the office of the Secretary of State of the State of Texas as provided in Section 5.04 of the TBCA, and will cause this Agreement together with a duly executed Certificate of Approval of Merger, certificates of the officers of Parent and the Constituent Companies and tax clearance certificates to be filed with the office of the Secretary of State of the State of Colorado, as required by the

Colorado Business Corporations Act. Subject to and in accordance with the laws of the State of Texas and Colorado, the Merger will become effective at the date and time the Certificate of Merger is filed with the office of the Secretary of State of the State of Texas, or such later time or date as may be specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

THE SURVIVING ENTITY

2.1 Certificate of Incorporation. The Articles of Organization of Sub as in effect immediately prior to the Effective Time shall be the Articles of Organization of the Surviving Entity after the Effective Time.

2.2 By-Laws. The Operating Agreement of Sub as in effect immediately prior to the Effective Time shall be the Operating Agreement of the Surviving Entity after the Effective Time.

2.3 Managers. From and after the Effective Time, the Managers of Sub shall be the Managers of the Surviving Entity.

ARTICLE III

CONVERSION OF SHARES

3.1 Conversion of Target Shares in the Merger. Pursuant to the Agreement of Merger, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of Target:

(a) all shares of Common Stock of Target (“Target Common Stock”) owned by Parent or any subsidiary of Parent or Target shall be cancelled and shall cease to exist from and after the Effective Time; and

(b) each remaining issued and outstanding share of Target Common Stock shall, subject to Section 3.3(e) hereof, be converted into, and become exchangeable for, the number of shares of validly issued, fully paid and nonassessable common stock, without par value, of Parent (“Parent Common Stock”) equal to the Conversion Ratio. In this Agreement, the term “Conversion Ratio” means a fraction, whereby the Numerator is equal to (i) 50% of the Purchase Price, as set forth in Section 3.4, divided by the Per Share Price which is (ii) the 10-day volume weighted average closing sale price (determined as set forth in Schedule 3.1(b)) of a share of Parent Common Stock as reported on NASDAQ under the trading symbol “VCGH” (the “Average Price”) for the 10 trading days immediately preceding the day which is 1 calendar day prior to the date of execution of this Agreement but in no event less than $11.00 per share and the Denominator which is equal to the sum of the number of shares of Target Common stock issued and outstanding as of the date of this Agreement. The consideration referred to in this Section 3.1, together with any cash payments in lieu of fractional shares as provided herein, is hereinafter referred to as the “Merger Consideration.”

3.2 Status of Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any membership interest of Sub, each issued and outstanding interest of Sub shall continue unchanged and remain outstanding as a share of common stock of the Surviving Company.

3.3 Exchange of Company Capital Stock Certificates, (a) On or prior to the Closing Date, Parent shall make available to the Escrow Agent the certificates representing shares of Parent Common Stock required to effect the exchange referred to in Section 3.3(b). Parent shall also make available to the Escrow Agent the cash required as set forth in 3.5 below and to make the cash payments in lieu of fractional shares referred to in Section 3.3(e) below. Shares of Parent Common Stock into which shares of Target Common Stock shall be converted in the Merger shall be deemed to have been issued at the Effective Time.

(b) From and after the Effective Time, each holder of a certificate which immediately prior to the Effective Time represented outstanding shares of Target Common Stock are granted by reason of the Merger under the CBCA shall be entitled to receive in exchange therefor upon surrender thereof to Freedom Title, 3624 Long Prairie Road, Suite 101, Flower Mound, Texas 75022 (the “Escrow Agent”), a certificate or certificates representing the number of whole shares of Parent Common Stock into which such holder’s shares of Target Common Stock were converted pursuant to Section 3.1 and cash in lieu of any fractional shares of such Parent Common Stock pursuant to Section 3.3(e) plus that portion of the cash set forth in 3.5 below as represented by each shareholder of shares surrendered of the total shares of Target set forth as to the Denominator in 3.1(b) above. From and after the Effective Time, Parent shall be entitled to treat the certificates which immediately prior to the Effective Time represented shares of Target Common Stock and which have not yet been surrendered for exchange as evidencing the ownership of the number of full shares of Parent Common Stock into which the shares of Target Common Stock represented by such certificates shall have been converted pursuant to Section 3.1, notwithstanding the failure to surrender such certificates. However, notwithstanding any other provision of this Agreement, until holders or transferees of certificates which immediately prior to the Effective Time represented shares of Target Common Stock have surrendered them for exchange as provided herein, no dividends shall be paid with respect to any shares represented by such certificates and no payment for fractional shares shall be made. Upon surrender of a certificate which immediately prior to the Effective Time represented outstanding shares of Target Common Stock, there shall be paid to the holder of such certificate the amount of any dividends which theretofore became payable, but which were not paid by reason of the foregoing, with respect to the number of whole shares of Parent Common Stock represented by the certificate or certificates issued upon such surrender. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the certificate, which immediately prior to the Effective Time represented shares of Target Common Stock, surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of any such certificate surrendered.

(c) Intentionally Left Blank

(d) As soon as practicable after the Effective Time, the Escrow Agent shall mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Target Common Stock (collectively, the “Target Certificates”) (i) a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Target Certificates shall pass, only upon actual delivery of Target Certificates to the Escrow Agent) and (ii) instructions for use in effecting the surrender of Target Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of Target Certificates for cancellation to the Escrow Agent, together with a duly executed letter of transmittal and such other documents as the Escrow Agent shall require, the holder of such Target Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the shares of Target Common Stock represented by Target Certificates so surrendered shall have been converted pursuant to the provisions of Section 3.1, and Target Certificates so surrendered shall forthwith be cancelled. Notwithstanding the foregoing, neither the Escrow Agent nor any party hereto shall be liable to a holder of shares of Target Common Stock for any shares of Parent Common Stock or dividends or distributions thereon delivered to a public official pursuant to applicable escheat laws.

(e) Notwithstanding any other provision of this Agreement or the Agreement of Merger, no certificates or scrip for fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Target Certificates pursuant to this Article III in the Merger or upon any exchange made pursuant to Section 4.4 hereof and no Parent Common Stock dividend, stock split or interest shall relate to any fractional security, and such fractional interests shall not entitle the owner thereof to vote or to any other rights of a security holder. In lieu of any such fractional shares, each holder of Target Common Stock and each Option holder who has executed an Option Termination Agreement under Section 4.4 hereof who would otherwise have been entitled to a fraction of a share of Parent Common Stock (i) upon surrender of Target Certificates for exchange pursuant to this Article III, or (ii) pursuant to Section 4.4 hereof, as applicable, shall be entitled to receive from the Escrow Agent a cash payment in lieu of such fractional share equal to such fraction multiplied by the Per Share Price set forth at 3.1(b)(ii).

(f) (i) After the Effective Time and the Closing, at the expiration of one (1) year but not prior thereto, and within 10 days and not thereafter (the “Put Period”), the Target Shareholders, or in the event the shares acquired herein (the “Merger Shares” which is the number of shares in the Numerator as set forth in 3.1(b)) have been transferred by the Target Shareholders to a Purchasing Shareholder (collectively hereafter the “New Shareholders”) shall have the right to give notice to Parent of their desire to surrender their remaining Merger Shares herein thereafter (the “Put Shares”) for a minimum price per share (the “Put Price”), determined by dividing the Total Put Price by the Put Shares, as determined in accordance with the following formula:

Formula for the “Total Put Price”

Total Put Price, defined as the Net Earnings as set forth in Section 3.4 x 3.190909 less 50% of the Purchase Price as set forth in Section 3.4.

(Example: Assumed facts:

1.	Net Earnings $5,500,000

2.	Purchase Price $20,300,000

The Total Put Price is $7,400,000.

($5,500,000 x 3.190909) - $10,150,000 = $7,400,000)

provided, however, the sum of any of the Merger Shares that are sold during the Put Period shall be reduced from the Total Put Price; further provided, however, if Parent’s Average Price per share is equal to or greater than the Termination Price during the Put Period, as determined in the formula below:

Formula for the “Termination Price”

The Termination Price is defined as the Net Earnings set forth in Section 3.4 multiplied by 4.690909 less the cash received as set forth in Section 3.5 divided by the Merger Shares, the Put Provision shall be terminated subject to the Lock-Out Period provisions and the formula set forth herein.

(Example

The Net Earnings are $5,500,000. The cash received was $10,150,000. The Merger Shares are 922,727. [($5,500,000 x 4.690909) - $10,150,000] - 922,727 = $16.96 Per Share.)

then, any of the Merger Shares not sold at the Termination Price below the 50,000 shares that could have been sold free of the Lock-Up Provision set forth in Section 3.3(g) during Months 4 through 12 of the Put Period shall be treated as having been sold at the Termination Price, which sum shall reduce the Total Put Price.

[This space intentionally left blank.]

An Example of the calculation of (f)(i) above is as follows:

(Example

Assume the following facts:

1.	922,727 Merger Shares

2.	Termination Price is attained during 3 months of the Put Period between the 4th and 12th month of the Put Period.

3.	70,000 Merger Shares sold at or above the Termination Price for a sum of $1,330,000 (an average price of $19 per share) during the Put Period.

4.	100,000 shares sold below the Termination Price for a total of $1,100,000

5.	Termination Price is $16.96

6.	Total Put Price is $7,400,000

Based on the facts as stated above, the Put Shares may be surrendered to the Parent at $5.37 per share (the Put Price), calculated as follows:

1.	$7,400,000	Total Put Price (see 6 above) for purposes of the Put Provision

2.	($1,330,000)	The total sales price of 70,000 Merger Shares sold at or above the

		Termination Price (average price of $19 per share) (see #3 above)

3.	($1,356,800)	The value of the Merger Shares not sold which could have been sold during the 3 months of the Put Period when the Average Price was equal to or greater than the Termination Price (the New Shareholders could have sold 150,000 Merger Shares during said period but only sold 70,000 Merger Shares) (150,000 - 70,000 x $16.96)

4.	($1,100,000)	The value of the 100,000 Merger Shares sold by the New Shareholders during the Put Period below the Termination Price (average price of $11.00 per share) (see #4 above)

5.	$3,613,200	Total amount due for the Put Shares which is now the reduced total Put Price

6.	922,727	Total Merger Shares

7.	(70,000)	Sold in #2 above

8.	(80,000)	Could have been sold in #3 above

9.	(100,000)	Sold in #4 above

	672,727	Total Put Shares (total remaining Merger Shares not sold or deemed sold)

10.	3,613,200 ÷ 672,727 = $5.37 per share)

(ii) In the event the New Shareholders shall elect to exercise their rights pursuant to the Put Provision, Parent shall have ninety (90) days from receipt of said notice to pay the New Shareholders such Put Price times the number of Put Shares surrendered, with interest at 10% per annum to be paid from the date of such notice until paid in full. During the Put Period, as set forth in the Put Provision, the Parent agrees to reserve a sum equal to the Total Put Price, as defined above, in twelve (12) equal installments in order to have available funds to pay the New Shareholders should they exercise their rights pursuant to the Put Provision, with no interest thereon; provided, however, that upon the Termination of the Put Provision or reduction of the Total Put Price, the Parent shall no longer be required to reserve said sums in excess of the Total Put Price, as reduced.

(iii) Any shares transferred pursuant to the Put Provision will be transferred free and clear of all liens and encumbrances and the New Shareholders will execute all documents necessary to convey same as set forth herein.

(iv) The Put Provision shall be attached to said shares received pursuant to this Agreement and shall not be separate from said shares.

(g) The New Shareholders’ shares which are the subject of this Agreement shall be the subject of the Lock-Up Agreement as set forth on Schedule 3.3(g) (the “Lock-Up Provision”).

(h) The shares transferred pursuant to this Plan shall be legended to contain the provisions set forth in Sections 3.3(f) and (g), as shown in Schedule 3.3(h). The legend, Put Provision, and Lock-Up Provision shall be removed as and when said shares shall be sold in the open market.

3.4 Purchase Price. The Purchase Price shall be the product rounded to the nearest dollar of 3.690909 times the Net Earnings of the Target calculated in accordance with GAAP consistently applied for the previous successive twelve (12) months prior to the execution of this Agreement. [For example: Assuming the prior 12 months Net Earnings are $5,500,000, the Purchase Price shall be $20,300,000. ($5,500,000 x 3.690909).

3.5 Cash Portion of Purchase Price. Fifty (50%) Percent of the Purchase Price rounded to the nearest dollar as set forth in Section 3.4 above shall be paid in cash at the Closing.

3.6 Closing of Transfer Books. From and after the Effective Time, the stock transfer books of Target shall be closed and no transfer of shares of Target Common Stock shall thereafter be made. If, after the Effective Time, Target Certificates are presented to Parent, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article III.

3.7 Closing. The closing (the “Closing”) of the transactions contemplated by this Agreement shall take place (a) at the offices of Target’s counsel at 10:00 a.m., local time, on the earlier of (i) May 1, 2008, but not before the conditions set forth in Articles VII and VIII are fulfilled or waived and (ii) the third business day immediately following the date on which the last of the conditions set forth in Articles VII and VIII hereof are fulfilled or waived, or (b) at such other time and place and on such other date as Parent and Target shall agree (the “Closing Date”).

ARTICLE IV

TERMINATION AND AMENDMENT

4.1 Termination. This Agreement shall terminate in the event of and upon termination of the Agreement and Plan of Reorganization.

4.2 Amendment. This Agreement may be amended by the parties hereto, at any time before or after approval hereof by the stockholders of Target, but, after any such approval, no amendment shall be made which (a) changes the ratio at which Target Common Stock is to be converted into Parent Common Stock pursuant to Section 3.1, (b) in any way materially adversely affects the rights of holders of Target Common Stock or (c) changes any of the principal terms of this Agreement, in each case, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

4.3 Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

4.4 Notices. All notices required or permitted to be given hereunder shall be in writing and shall be deemed given when delivered in person or sent by confirmed facsimile, or when received if given by Federal Express or other nationally recognized overnight courier service, or five (5) business days after being deposited in the United States mail, postage prepaid, registered or certified mail, addressed to the applicable party as follows:

If to VCG Holding Corp.:

Troy Lowrie

Brent Lewis

VCG Holding Corp.

390 Union Blvd., Suite 540

Lakewood, CO 80228

With copies to:

Mike Ocello

1401 Mississippi Avenue #10

Sauget, IL 62201

Martin A. Grusin

780 Ridge Lake Blvd., Suite 202

Memphis, TN 38120

Facsimile: 901-682-3590

If to VCG-BD LLC:

Troy Lowrie

Brent Lewis

VCG Holding Corp.

390 Union Blvd., Suite 540

Lakewood, CO 80228

With copies to:

Mike Ocello

1401 Mississippi Avenue #10

Sauget, IL 62201

Martin A. Grusin

780 Ridge Lake Blvd., Suite 202

Memphis, TN 38120

Facsimile: 901-682-3590

If to TTNA, Inc.:

Duncan Burch

P.O. Box 542225

Dallas, TX 7535

With copies to:

Charles Quaid

Quaid & Quaid, LLC

Campbell Center II, Suite 600

8150 N. Central Expressway

Dallas, TX 75206

4.5 Entire Agreement. This Agreement and the Agreement and Plan of Reorganization constitute the entire agreement between the parties and are expressly contingent upon the execution of the Ground Lease Agreement, Sales Agreement and Covenant Not to Compete, as referred to in the Agreement and Plan of Reorganization, and shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and permitted assigns. The parties and their respective affiliates make no representations or warranties to each other, except as contained in the Agreement and Plan of Reorganization, and any and all prior representations and statements made by any party or its representatives, whether verbally or in writing, are deemed to have been merged into this Agreement and the Agreement and Plan of Reorganization, it being intended that no such representations or statements shall survive the execution and delivery of this Agreement and the Agreement and Plan of Reorganization.

4.6 Non-Waiver. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege conferred in this Agreement, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall- be effective unless it is in writing and signed by an authorized representative of the waiving party.

4.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all such counterparts shall constitute but one instrument.

4.8 Severability. The invalidity of any provision of this Agreement or portion of a provision shall not affect the validity of any other provision of this Agreement or the remaining portion of the applicable provision.

4.9 Governing Law. This Agreement and the Agreement and Plan of Reorganization shall be construed in accordance with the laws of the State of Texas applicable to contracts made to be performed entirely therein.

4.10 Binding Effect; Benefit. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, including, without limitation, third party beneficiary rights.

4.11 Assignability. This Agreement shall not be assignable by either party without the prior written consent of the other party (which consent shall not be unreasonably withheld), except that Parent may assign this Agreement to a wholly-owned subsidiary of Parent, but such assignment shall not relieve Parent of any of its liabilities hereunder.

4.12 Headings. The headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

ARTICLE V

CONTINGENCY

5.1 Contingency. This Agreement of Merger shall be contingent upon execution of the Agreement and Agreement and Plan of Reorganization, the Ground Lease for the real property located at 10250 Shady Trail, Dallas, Texas 75220, the Sales Agreement for the purchase of the building located thereon, and the Covenants Not to Compete as referenced in the Agreement and Agreement and Plan of Reorganization, all of even date herewith.

IN WITNESS WHEREOF, the parties have executed this Agreement of Merger on the date first above written.

VCG HOLDING CORP.:

By:	/s/ Micheal Ocello
Title:	President

VCG BD LLC:

By:	/s/ Micheal Ocello
Title:	V. President

TTNA, INC.:

By:	/s/ Duncan Burch
Title:	President

/s/ Duncan Burch
DUNCAN BURCH

SCHEDULE 3.1(b)

The “Average Price” as defined in 3.1(b) shall be:

The volume weighted “Average Price” is the ratio of Parent’s share volume over a 10-day trading period, whereby such ratio for a particular trading day is then applied to the Parent’s closing price reported for such day. This ratio adjusted share price shall be defined as the daily Average Price. The Average Price is computed using all of the trades that occur on all trading systems that report to and are picked up by NASDAQ at the end of each trading day. The Parent shall rely upon NASDAQ to report reliable and accurate data that includes volume and closing price information on a daily basis. However, because of the possibility of human and/or mechanical error as well as other factors, the volume and closing price shall be “AS IS REPORTED BY THE NASDAQ” and the Parent “DOES NOT PROVIDE A WARRANTY OF ANY KIND AND EXPRESSLY DISCLAIMS ALL EXPRESS AND/OR IMPLIED WARRANTIES OF ANY KIND AND MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, TO ANY PERSON OR ENTITY AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY, OR FITNESS FOR ANY PARTICULAR PURPOSE.

Following is a chart showing the Average Price for each day shown below:

10 DAY AVERAGE PRICE

Tuesday, January 15, 2008	$11.64
Wednesday, January 16, 2008	$11.33
Thursday, January 17, 2008	$11.21
Friday, January 18, 2008	$11.07
Tuesday, January 22, 2008	$10.92
Wednesday, January 23, 2008	$10.77
Thursday, January 24, 2008	$10.65
Friday, January 25, 2008	$10.57
Monday, January 28, 2008	$10.53
Tuesday, January 29, 2008	$10.84
Wednesday, January 30, 2008	$10.95
Thursday, January 31, 2008	$11.09
Friday, February 01, 2008	$11.69
Monday, February 04, 2008	$11.79
Tuesday, February 05, 2008	$11.86
Wednesday, February 06, 2008	$12.06
Thursday, February 07, 2008	$12.21

For example only, the Average Price used in the Conversion Ratio if the Agreement and Plan of Reorganization (Agreement) had occurred on February 9, 2008, would be $12.21 (the 10-day volume weighted Average Price for February 7, 2008, one trading day preceding the date of execution of the Agreement).

SCHEDULE 3.3(g)

LOCK-UP PROVISION

In order to induce Parent to enter into the Agreement and Plan of Reorganization (the “Plan Agreement”), the New Shareholders agree not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly (including short sales, sales against the box and/or other hedging or derivative transactions) or announce an offering of, any shares of Parent Common stock beneficially owned by the New Shareholders for a period of ninety (90) days following the day on which the Plan Agreement is Closed.

On the ninety-first (91st) day following the date which the Plan Agreement is Closed and for every month1 thereafter, up to and including the twelfth (12th) month after the Plan Agreement is Closed (collectively referred to hereinafter as “Months Four Through Twelve”) (in other words, the 4th through the 12th month following the Closing of the Plan Agreement, the Parent agrees that the New Shareholders can sell fifty thousand shares (50,000) of Parent Common stock, subject to the following conditions:

1. The New Shareholders agree not to provide (by lending to) any prospective short-sellers with any of the 50,000 shares of Parent Common stock being authorized to sell under this Lock-Up Provision.

2. The New Shareholders shall notify Parent, within three (3) business days, of any Parent Common stock purchased or sold during the Put Period.

3. The New Shareholders further agree that they will not take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result, under the Securities Exchange Act of 1934 (the “Exchange Act”), in stabilization or manipulation of the price of any securities of the Parent to facilitate the sale or resale of the Parent Common stock registered under that certain S-4 Registration Statement set forth in the Plan Agreement and filed with the SEC.

[1]	A month shall be defined as each 30-day period after the Closing.